UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **August 10, 2011**

AMERICAN INDEPENDENCE CORP.

(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

485 Madison Avenue, New York, NY	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 355-4141**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-2)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

The information set forth under this Item 2.02 is intended to be furnished under this Item 2.02 "Results of Operations and Financial Condition." Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On August 10, 2011, American Independence Corp. issued a press release announcing results of operations for the three months and six months ended June 30, 2011, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)
Exhibits

Exhibit 99.1 - Press release of American Independence Corp., dated August 10, 2011.

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, unless expressly set forth by specific reference in such filing.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

/s/ *Teresa A. Herbert*   Date: August 10, 2011
Teresa A. Herbert
Chief Financial Officer and Senior Vice President

Exhibit 99.1

AMERICAN INDEPENDENCE CORP.   **CONTACT: DAVID T. KETTIG**
485 MADISON AVENUE   **(212) 355-4141 Ext. 3047**
NEW YORK, NEW YORK 10022   www.americanindependencecorp.com
NASDAQ – AMIC

NEWS RELEASE

AMERICAN INDEPENDENCE CORP. ANNOUNCES
2011 SECOND-QUARTER AND SIX-MONTH RESULTS

New York, New York, August 10, 2011. American Independence Corp. (NASDAQ: AMIC) today reported 2011 second-quarter and six-month results. This press release contains both GAAP and non-GAAP financial information for which reconciliations can be found at the end of this release.

Financial Results

Net income attributable to AMIC decreased to $0.1 million ($.02 per share, diluted), for the three months ended June 30, 2011, compared to $0.5 million ($.06 per share, diluted), for the three months ended June 30, 2010. Net income attributable to AMIC decreased to $1.1 million ($.13 per share, diluted), for the six months ended June 30, 2011, compared to $1.3 million ($.16 per share, diluted), for the six months ended June 30, 2010.

The Company's operating income[1] for the three months ended June 30, 2011 was $0.1 million ($.02 per share, diluted), as compared to $0.6 million ($.07 per share, diluted) for the three months ended June 30, 2010. Operating income was $1.6 million ($.19 per share, diluted), for the six months ended June 30, 2011, as compared to $1.7 million ($.20 per share, diluted) for the six months ended June 30, 2010.

Revenues decreased to $22.0 million for the three months ended June 30, 2011, compared to revenues of $23.8 million for the three months ended June 30, 2010. Revenues decreased to $43.7 million for the six months ended June 30, 2011, compared to revenues of $46.6 million for the six months ended June 30, 2010, primarily due to a reduction of premiums.

Chief Executive Officer's Comments

Roy Thung, Chief Executive Officer, commented, "Operating earnings decreased due to one fully insured managing general underwriter experiencing extraordinarily high

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[1] Operating income is a non-GAAP measure and is defined as net income excluding non-cash charges related to the amortization of certain intangible assets recorded in purchase accounting, net income attributable to the non-controlling interest, net realized investment gains and losses, and the federal income tax charge related to deferred taxes. The Company believes that the presentation of operating income may offer a better understanding of the core operating results of the Company. A reconciliation of net income to operating income is presented as an attachment to this press release.

claims in this quarter. We do not currently believe that this represents a trend, nor do we expect this high level of claims to reoccur. Our financial condition and balance sheet remain strong. We have no debt, have grown our book value to $11.02 per share at June 30, 2011 from $10.82 per share at December 31, 2010, and have $273 million of federal net operating loss carryforwards. In addition, our overall investment portfolio has not been adversely impacted by the recent turmoil in the markets."

Mr. Thung continued, "The consolidation of our owned MGUs into one functional unit that we have branded as IHC Risk Solutions ("IHCRS") has significantly enhanced our ability to efficiently deliver medical stop-loss on a direct basis. The restructuring of this operation, and the addition of Mike Kemp as EVP – Underwriting, has provided us with a more controlled platform, which is beginning to deliver both improved underwriting results and increased production. As previously reported to you, on business written this year, IHCRS has achieved rate increases of almost 20%, and we are hopeful that this will yield improved profitability results beginning next year. Early indications are supportive."

Non-GAAP Financial Measures

The Company provides non-GAAP financial measures to complement its consolidated financial statements presented in accordance with GAAP: (i) Operating income is net income excluding non-cash charges related to the amortization of intangible assets recorded in purchase accounting, net realized investment gains (losses), and the federal income tax charge related to deferred taxes due to its federal net operating loss carryforwards, and (ii) Operating income per share is operating income (loss) on a per share basis. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by identifying certain expenses that, when excluded from the GAAP results, may provide additional understanding of the Company's core operating results or business performance.   However, these non-GAAP financial measures are not intended to supersede or replace the Company's GAAP results. A reconciliation of the non-GAAP results to the GAAP results is provided in the "Reconciliation of GAAP Income from Continuing Operations to Non-GAAP Operating Income from Continuing Operations" schedule below.

About American Independence Corp.

AMIC, through Independence American Insurance Company and its other subsidiaries, offers health insurance solutions to individuals and employer groups. AMIC provides to the individual and self-employed markets health insurance and related products, which are distributed through its subsidiaries, Independent Producers of America, LLC and healthinsurance.org, LLC. AMIC markets medical stop-loss through managing general underwriters, including IHC Risk Solutions LLC.

Certain statements in this news release may be considered forward-looking statements, such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which AMIC operates, new federal or state governmental regulation, AMIC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in AMIC's other news releases and filings with the Securities and Exchange Commission.

AMERICAN INDEPENDENCE CORP.
SECOND QUARTER REPORT
JUNE 30, 2011
(In thousands except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2011	2010	2011	2010
Premiums earned	$ 17,666	$ 19,406	$ 35,435	$ 37,817
MGU and agency income	3,583	3,615	6,899	7,262
Net investment income	556	661	1,115	1,275
Net realized investment gains	100	123	85	309
Other-than-temporary impairment losses	(20)	(29)	(20)	(29)
Other income	85	9	178	(5)
Revenues	21,970	23,785	43,692	46,629
Insurance benefits, claims and reserves	12,918	14,013	23,966	26,331
Selling, general and administrative expenses	8,340	8,556	17,248	17,382
Amortization and depreciation	217	218	431	431
Expenses	21,475	22,787	41,645	44,144
Income before income tax	495	998	2,047	2,485
Provision for income taxes	71	244	566	697
Net income	424	754	1,481	1,788
Less: Net income attributable to the non-controlling interest	(287)	(281)	(407)	(472)
Net income attributable to American Independence Corp.	$ 137	$ 473	$ 1,074	$ 1,316
Basic income per common share:				
Basic income per common share attributable to American Independence Corp. common stockholders	$ .02	$ .06	$ .13	$ .16
Weighted-average shares outstanding	8,520	8,509	8,516	8,508
Diluted income per common share:				
Diluted income per common share attributable to American Independence Corp. common stockholders	$ .02	$ .06	$ .13	$ .16
Weighted-average diluted shares outstanding	8,520	8,509	8,516	8,508

As of June 30, 2011 there were 8,519,980 common shares outstanding, net of treasury shares.

AMERICAN INDEPENDENCE CORP.
RECONCILIATION OF GAAP NET INCOME TO NON-GAAP OPERATING INCOME
(In thousands except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2011	**2010**	**2011**	**2010**
Net income	$ 424	$ 754	$ 1,481	$ 1,788
Net income attributable to the non-controlling interest	(287)	(281)	(407)	(472)
Amortization of intangible assets related to purchase accounting	34	34	67	67
Net realized investment gains	(100)	(123)	(85)	(309)
Other-than-temporary impairment losses	20	29	20	29
Federal income tax charge related to deferred taxes for operating income	52	218	516	640
Operating Income	$ 143	$ 631	$ 1,592	$ 1,743
Non - GAAP Basic Income Per Common Share:				
Operating Income	$ .02	$ .07	$ .19	$ .20
Non - GAAP Diluted Income Per Common Share:				
Operating Income	$ .02	$ .07	$ .19	$ .20